VIA EDGAR TRANSMISSION AND EMAIL

April 26, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Christina Chalk

Re:	MiMedx Group, Inc. PREC14A filed on April 20, 2021 File No. 1-35887

Dear Ms. Chalk:

On behalf of MiMedx Group, Inc. (the “Company”), we respectfully submit the Company’s response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 23, 2021, regarding the Company’s Preliminary Proxy Statement on Schedule 14A submitted to the SEC on April 20, 2021 (the “Preliminary Proxy Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) with the Commission through EDGAR. Unless otherwise specified, all the page references in the comments are to the Preliminary Proxy Statement (as originally stated in the Staff’s comment letter) and the page references in our responses are to Amendment No. 1.

Preliminary Proxy Statement filed on April 20, 2021

1.

Please update the proxy statement to describe the bylaw changes reflected in the Form 8-K filed on April 21, 2021 (one day after the Company’s proxy statement was filed) and to provide appropriate context.

In response to your comment, we have amended the Preliminary Proxy Statement to include disclosure on page 25 to discuss the bylaw changes and provide the context pursuant to which such changes were made.

2.

In the Letter to Shareholders, you reference “two items of business” being proposed by Prescience Point. Please update here and throughout the proxy statement to reflect that Prescience is soliciting proxies on all of the proposals included in the Company’s proxy statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Attn: Christina Chalk

Re: MiMedx Group, Inc. / PREC14A filed on April 20, 2021 / File No. 1-35887

April 26, 2021

In response to your comment, we have amended the Preliminary Proxy Statement to update the disclosure throughout (notably on the cover letter and in “Information About the Annual Meeting” under question numbers 2 and 12) to clarify that Prescience Point is soliciting proxies on all the business proposals included in the Company’s proxy statement.

Registered Stockholders, page 5

3.	Clarify here that shareholders may also register to attend the virtual meeting using the dissident’s gold proxy card, not just the Company’s white card.

In response to your comment, we have amended the Preliminary Proxy Statement to update the disclosure in “Information About the Annual Meeting” under question number 5 regarding how stockholders can register for the meeting using the proxy card of their choice.

What Constitutes a quorum?, page 8

4.

Since the Class B Preferred and the common shares vote together, clarify whether, in determining a quorum, they will be treated separately or as a single class. The disclosure in the first paragraph here seems to indicate they are amalgamated in determining whether a quorum is present but it is not entirely clear.

In response to your comment, we have amended the Preliminary Proxy Statement to update the disclosure in “Information About the Annual Meeting“ under question number 15 to clarify that the common stock and the Series B Preferred Stock vote together as a single class and a majority of the securities in the aggregate (with the Series B Preferred Stock treated on an as-converted basis (using a ratio of $1,000, together with unpaid dividends on such shares, divided by $5.25 per share, or approximately 190 shares of common stock per share of Series B Preferred Stock)) constitutes a quorum.

Background to the Solicitation, page 12

5.

We understand that there is a history between Prescience Point and the Company which resulted in both sides entering into a Cooperation Agreement in May 2019. Please modify or further explain your assertion (in the fourth full paragraph on page 12) that “as a result of [the Cooperation Agreement], the Company effectively granted Prescience Point direct or indirect control over up to six Board seats, four of which are held by directors … who continue to

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Attn: Christina Chalk

Re: MiMedx Group, Inc. / PREC14A filed on April 20, 2021 / File No. 1-35887

April 26, 2021

serve on the Board and Mr. Wright who continues to serve as the Company’s Chief Executive Officer.” In this regard, the dissident is currently seeking to replace some of the nominees that you claim are affiliated with it. In addition, it appears that Mr. Wright was appointed CEO of the Company before the Cooperation Agreement.

In response to your comment, we have amended the Preliminary Proxy Statement to include additional disclosure in “Background of the Solicitation” to give more detail as to the provisions of the Cooperation Agreement and the rights provided thereunder.

Director Independence, page 22

6.

Summarize the additional independence provisions of the Settlement Agreement to which the Company is subject, referenced at the top of page 23. In addition, expand to briefly explain the context for the Settlement Agreement, here or elsewhere in the proxy statement, where appropriate.

In response to your comment, we have amended pages 23 to 24 of the Preliminary Proxy Statement under “Director Independence” to include a discussion of the additional independence requirements set forth in the Settlement Agreement. Additionally, we have included more context as to the Settlement Agreement as it relates to the Company on page 25 under “Corporate Governance Guidelines.”

Recoupment of Compensation, page 41

7.

Explain the factors that will go into the Company’s determination whether to seek recoupment of compensation previously paid to the former Company executives listed on page 42 who have now been indicted by the U.S. Attorney for the Southern District of New York.

In response to your comment, we note that given the preliminary nature of the legal proceedings described in the Preliminary Proxy Statement it is premature and potentially damaging to the Company and its stockholders to discuss the proceedings and the factors the Company will analyze in determining whether to use its remedies under the Company’s amended recoupment policy to recoup compensation previously paid to the executives who were convicted of charges related to securities fraud. We note further that once the outcomes of the pending legal proceedings are determined, the Company will update its stockholders via the Company’s Exchange Act filings in the normal course.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Attn: Christina Chalk

Re: MiMedx Group, Inc. / PREC14A filed on April 20, 2021 / File No. 1-35887

April 26, 2021

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have any questions concerning the foregoing, please feel free to contact us at mpedretti@reedsmith.com and lelbaum@velaw.com or by telephone at (212) 549-0408 and (212) 237-0084.

Sincerely, Reed Smith LLP

/s/ Mark Pedretti
Mark Pedretti

Vinson & Elkins L.L.P.

/s/ Lawrence S. Elbaum
Lawrence S. Elbaum

cc:

Butch Hulse, Esq., General Counsel and Secretary of MiMedx Group, Inc.

Herbert F. Kozlov, Reed Smith LLP

C. Patrick Gadson, Vinson & Elkins L.L.P.